FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 JUL -2 AM 12:25

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

24 June 2002

SUPPL

02042274

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 13th June 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press releases made by Friends Ivory & Sime plc.

24th June 2002 Proposed Acquisition of Royal & Sun Alliance Investments

In order for us to fulfill our requirement to provide information to the Securities and Exchange Commission could you please provide us with a suitable contact e-mail address.

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs Diana Monger
Assistant Group Secretary

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Enc.

LSE / SecExch: SecExch 240602

To: London Stock Exchange

Attention: Company Announcements Office

From: Friends Ivory & Sime plc

Date: 21 June 2002

AVS No:

FRIENDS IVORY & SIME PLC PROPOSED ACQUISITION OF ROYAL & SUN ALLIANCE INVESTMENTS

Friends Ivory & Sime plc announces that at the Extraordinary General Meeting held earlier today, shareholders approved the proposed acquisition of WAM Holdings Limited, the holding company for Royal & Sun Alliance Investments by Friends Ivory & Sime Treasury Limited, a 100% subsidiary of the Company.

Having received approval for the transaction from the FSA on 19 June 2002, the transaction is now unconditional in all respects and will complete on 1 July 2002.